                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1)*

                             POWERCERV CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  73931P 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                STEPHEN M. WAGMAN, ESQ., POWERCERV CORPORATION
           400 N. ASHLEY STREET, TAMPA, FLORIDA 33602 (813) 226-2600
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                    3/31/99
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)


                              (Page 1 of 6 Pages)

CUSIP NO.     73931P 10 5                         PAGE    2    OF    6    PAGES
         ---------------------                         -------    -------

  (1)     NAMES OF REPORTING PERSONS
          SS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                            R.C.F., INC. 88-0352800
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                      00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Nevada - USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,588,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,588,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     12.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                      CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.    73931P 10 5                        PAGE    3     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                              ROY E. CRIPPEN III
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                      00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    325,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,913,500
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,913,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     14.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                      IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 to Schedule 13D is being filed on behalf of R.C.F., Inc. and Roy E. Crippen, III (the "Reporting Persons") relating to the common stock, $.01 par value ("Common Stock") of PowerCerv Corporation, a Florida corporation ("Issuer"). The terms defined in the original Schedule 13D shall have the same meaning when used herein. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934. Only those items reported herein are amended. All others remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. In accordance with the Asset Purchase Agreement, dated March 30, 1999, by and between R.O.I. Consulting, Inc. ("ROI"), an entity controlled by one of the Reporting Persons, and PowerCerv Technologies Corporation, a wholly-owned subsidiary of the Issuer ("PTC") (the "Asset Purchase Agreement") ROI, acquired assets of PTC on March 31, 1999, in exchange for, among other things, the transfer of 700,000 shares of Common Stock owned by a Reporting Person back to the Issuer on March 31, 1999.

ITEM 4. PURPOSE OF TRANSACTION. At this time, the Reporting Persons have no specific plan or proposal to acquire or dispose of additional shares of Common Stock. Consistent with his or its investment purpose, the reporting persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by the reporting persons depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. The reporting persons have made no determination regarding a maximum or minimum number of shares of Common Stock which he or it may hold at any point in time.

         Except as set forth herein and set forth in the Asset Purchase Agreement, neither of the Reporting Persons has any present plans or proposals which would relate to or result in:

         (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.



                              (Page 4 of 6 Pages)

         INFORMATION WITH RESPECT TO R.C.F., INC.:

         Item 5.(a) See Items 11 and 13 of the applicable cover page.

         Item 5.(b) See Items 7, 8, 9 and 10 of the applicable cover page.

         INFORMATION WITH RESPECT TO ROY E. CRIPPEN III:

         Item 5.(a) See Items 11 and 13 of the applicable cover page.

         Item 5.(b) See Items 7, 8, 9 and 10 of the applicable cover page, which includes 325,000 shares subject to exercisable options.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 3 above for a description of the Asset Purchase Agreement. In addition, one of the Reporting Persons was granted an option on 3/24/99 to acquire 125,000 shares of Commons Stock at an exercise price of $2.979 per share, exercisable immediately, and relinquished his rights under an option agreement, dated February 1, 1999 to acquire 125,000 shares of Common Stock at an exercise price of $2.812 per share, exercisable on December 31, 2001, provided, however that prior to that date if the closing price of the Common Stock of the Issuer as quoted on the NASDAQ for 20 consecutive trading days exceeded the following thresholds, the options would have vested as follows: at $5.00 per share, 31,250 options would have vested; at $9.00 per share, 46,874 additional options would have vested; and at $14.00 per share the remaining 46,875 options would have vested.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Amended and Restated Limited Partnership Agreement of R.C.F. Company Limited Partnership, a Nevada limited partnership, filed with the original Schedule 13D, dated January 10, 1997.

         Exhibit 2. Asset Purchase Agreement, dated March 30, 1999, between R.O.I. Consulting, Inc. and PowerCerv Technologies Corporation.

         Exhibit 3. PowerCerv Corporation Nonstatutory Stock Option Agreement, dated March 25, 1999.




                              (Page 5 of 6 Pages)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 1999

                                          R.C.F., Inc.


                                          By: /s/ Roy E. Crippen III
                                             ----------------------------------
                                                  Roy E. Crippen III, President


Date: April 13, 1999

                                          By: /s/ Roy E. Crippen III
                                             ----------------------------------
                                                  Roy E. Crippen III

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                              (Page 6 of 6 Pages)